CONTINENTAL MINERALS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Expressed in Canadian Dollars)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$281,334	$114,050
Amounts receivable	8,055	49,795
Prepaid expenses (note 6)	60,671	68,127
	350,060	231,972

Investments (note 3)	1	1

	$350,061	$231,973

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$8,913	$19,123

Shareholders' equity (note 5)	341,148	212,850

Continuing operations (note 1)
Redeemable preferred shares (notes 3(a) and 5(e))
Subsequent event (note 9)
	$350,061	$231,973

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Expenses
Corporation capital tax	$-	$-	$6	$12,426
Interest income	(1,093)	(636)	(2,981)	(1,629)
Legal, accounting and audit	4,865	23,032	14,876	38,077
Salaries, office and administration	39,577	13,847	88,834	67,392
Shareholder communications	2,819	10,377	14,468	17,938
Trust and filing	2,943	5,949	30,470	45,770
Loss for the period	$49,111	$52,569	$145,673	$179,974

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of
common shares outstanding	20,961,101	20,376,153	20,876,409	18,291,446

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
			Nine months ended September 30
			2003	2002

Deficit, beginning of period			$(7,694,111)	$(7,471,248)
Adjustment to paid-up capital (note 5(a))			7,471,248	-
Subtotal			(222,863)	$(7,471,248)
Loss for the period			(145,673)	(179,974)

Deficit, end of period (note 5)			$(368,536)	$(7,651,222)

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2003	2002	2003	2002

Operating activities
Loss for the period	$(49,111)	$(52,569)	$(145,673)	$(179,974)
Changes in non-cash working capital
Amounts receivable	(611)	(3,280)	41,740	111,262
Accounts payable and accrued liabilities	(15,565)	(20,626)	(10,210)	(20,092)
Prepaid expenses	296,688	27,045	7,456	(80,135)
	231,401	(49,430)	(106,687)	(168,939)

Financing activities
Issuance of common shares for cash, net of costs	-	189,833	273,971	189,833
	-	189,833	273,971	189,833

Increase in cash and equivalents	231,401	140,403	167,284	20,894
Cash and equivalents, beginning of period	49,933	45,315	114,050	164,824

Cash and equivalents, end of period	$281,334	$185,718	$281,334	$185,718

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

1.

CONTINUING OPERATIONS

Continental Minerals Corporation (the “Company”) is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. In October 2001, the Company's common shareholders approved a reorganization of share capital which included a share consolidation on a ten old for one new basis (note 8(b)) and a name change from Misty Mountain Gold Limited. These financial statements give retroactive effect to those events.

During 2001 the Company completed an arrangement agreement (the “Arrangement”) whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. (“Gibraltar”), a subsidiary of Taseko Mines Limited (“Taseko”), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during the 2001 fiscal year (note 4). Subsequently, the Company focussed its efforts on acquiring a new mineral exploration project, but has not yet been successful. As of September 30, 2003, the Company does not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operations of the Company are dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(c)	Investments Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.
(d)

Land and equipment

Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%.

(e)

Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(f)

Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchasers of the flow-through shares.

(g)

Share-based compensation

The Company has a share purchase option plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA’s Handbook section entitled, “Stock-Based Compensation”. Under the new standard, share-based payments to non-employees, and employee awards that are direct awards of shares, call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are required to be recorded for all other share-based employee compensation awards. Consideration paid by employees on the exercise of share purchase options

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company’s share purchase option plan when options were granted. Any consideration paid by employees or directors on exercise of share purchase options was credited to share capital.

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)

Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants applied to repurchase common shares at the average market price for the period. For all periods presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(k)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The fair values of the Company’s investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)	Segment disclosures The Company operates in a single segment - the acquisition, exploration and development of mineral properties in Canada.
(m)	Comparative figures Certain of the prior periods’ comparative figures have been reclassified to conform with the presentation adopted in the current period.
3.	INVESTMENTS
	September 30	December 31
	2003	2002
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 5(e))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
Investments	$1	$1

(a)

Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement (note 8) are redeemable non-dividend-paying preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia Company Act, in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property, or upon the

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

a)	until July 21, 2001, $3.39,
b)	if after July 21, 2001, $3.64,
c)
if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar’s interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar’s reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar’s taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

In accordance with provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement (note 8).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(b)

Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

4.	MINERAL PROPERTY INTERESTS
(a)

Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

(b)

Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership (“Partnership”) an exclusive farm-out right to earn up to a 9% working interest in the Prosperity Property (“Prosperity”) through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko’s 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

(c)

Westgarde Property

Under the Arrangement Agreement (note 8), the Company acquired from an affiliate of Gibraltar an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000. The Company ultimately decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

5.	SHAREHOLDERS’ EQUITY
		September 30	December 31
		2003	2002
	Share capital (note 5(b))	$709,684	$7,564,652
	Contributed surplus (note 8(c))	–	342,309
	Deficit (note 5(a) and statement)	(368,536)	(7,694,111)
	Shareholders’ equity	$341,148	$212,850

(a)	Authorized share capital At September 30, 2003, the Company’s authorized share capital consisted of:
	(i)	100,000,000 common shares without par value; and
	(ii)	12,483,916 non-voting, redeemable preferred shares without par value.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company’s common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001) with a consequential reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 8(b)).

Pursuant to the Arrangement (note 8) and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company’s obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company’s net assets. In addition, the Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

		Number of	Dollar
		common shares	Amount
	Balance, December 31, 2001	16,748,391	$7,024,819
	Issuance of common shares on conversion of special	3,500,000	350,000
	warrants (note 5(c))
	Private placement, August 2002, net of issue costs (i)	345,710	189,833
	Balance, December 31, 2002	20,594,101	7,564,652
	Private placement, March 2003, net of issue costs (ii)	367,000	273,971
	Reduction of paid-up capital	–	(7,128,939)
	Balance, September 30, 2003	20,961,101	$709,684

i)
In August 2002, the Company received regulatory approval and completed a private placement of 345,710 units at a price of $0.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange, is at least $0.98 for ten consecutive trading days.

ii)
In March 2003, the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

iii)
Subsequent to September 30, 2003, the Company announced that it had reached agreements in principle to privately place 5 million units at a price of $0.50 for gross proceeds of $2.5 million to a number of accredited investors. Each unit is comprised of a common share and a share purchase warrant exercisable into a common share at $0.50 for two years after closing expected in December 2003. The warrants are subject to an accelerated expiry of 45 days if the shares trade at or above $1.00 for 10 consecutive days after the four month resale restricted hold period.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(c)	Warrants

	The continuity of share purchase warrants is as follows:

	Note reference	5(c)	5(b)(i)	5(b)(ii)
	Expiry date	June 5	December 27	July 5
		2005	2003	2004
	Exercise price	$0.10	$0.65	$0.85	TOTAL
	Balance, December 31, 2001	3,500,000	–	–	3,500,000
	Issued	–	345,710	–	345,710
	Exercised	–	–	–	–
	Balance, December 31, 2002	3,500,000	345,710	–	3,845,710
	Issued	–	–	183,500	183,500
	Exercised	–	–	–	–
	Balance, September 30, 2003	3,500,000	345,710	183,500	4,029,210

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2005. During fiscal 2002, the Company and the subscribers jointly agreed, with the approval of the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(d)

Share purchase options

The Company has a share purchase option plan approved by the shareholders at the 2003 annual general meeting that allows it to grant up to 4,100,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the cases of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The continuity schedule of share purchase options is as follows:

Contractual
	Weighted		weighted
	average		average
Share purchase options outstanding	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2001	$0.79	228,000	0.79
Granted	$–	–
Exercised	$–	–
Expired or cancelled	$0.79	(228,000)
Balance, December 31, 2002	$–	–	–
Granted	$–	–
Expired	$–	–
Expired or cancelled	$–	–
Balance, September 30, 2003	$–	–	–

Subsequent to September 30, 2003, the Company granted 4,090,000 share purchase options at a price of $0.50 per share expiring November 29, 2005.
(e)

Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement (note 8). The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(f)	Escrowed shares All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8(c)) were issued pursuant to the terms of a TSX Venture Exchange-

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

approved escrow agreement and, consequently, are being released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On each of April 16, 2002, October 16, 2002, and April 16, 2003, 2,325,000 shares were released. The remaining shares are scheduled to be released over the period ending on October 16, 2004. As at September 30, 2003, there were 6,975,000 shares held in escrow.

6.	RELATED PARTY BALANCES AND TRANSACTIONS
	September 30	September 30
Prepaid expenses	2003	2002
Hunter Dickinson Inc.(b)	$1,769	$78,302
Other	58,902	1,833
Total prepaid expenses	$60,671	$80,135

Reimbursement for third party expenses and	Nine months ended September 30
services rendered by:	2003	2002
Hunter Dickinson Inc.(a)	$83,780	$63,986
Hunter Dickinson Group Inc.(a)	–	1,200

(a)
Hunter Dickinson Inc.(“HDI”) and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

(b)
Related party balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or in accounts payable and accrued liabilities, as they represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

7.

INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not recognized.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

	2002	2001
Future income tax assets
Mineral property interests	$159,000	$106,000
Loss carry forwards	180,000	165,000
	339,000	271,000
Valuation allowance	(339,000)	(271,000)
Net future income tax asset (liability)	$–	$–

At December 31, 2002, the Company had available losses for income tax purposes in Canada totalling approximately $420,000 (2001 - $390,000) expiring in 2008 and 2009 and approximately $370,000 of tax pools which may be available to reduce taxable income in future years.

8.

ARRANGEMENT AGREEMENT

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

(a)
The Company’s Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b)
The Company’s share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

(c)
The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

	(d)	Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4(c));
	(e)	The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

	(f)	Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko’s Prosperity Project held by the Company, also valued at $600,000.
9.	SUBSEQUENT EVENTS Subsequent to September 30, 2003, the Company
	a)	announced that it had reached agreements in principle to privately place 5 million units at a price of $0.50 for gross proceeds of $2.5 million to a number of accredited investors. (note 5(b)(iii))
	b)	granted 4,090,000 share purchase options at a price of $0.50 per share expiring November 29, 2005.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. “Exchange Issuer” means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

-	a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

-	a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

-	income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states “enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage.”

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent’s prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading “miscellaneous” or “other” in the cost breakdown; the total for “miscellaneous” should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.
Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission’s Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff’s view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.	Related party transactions Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.	Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees”,) exercise price and expiry date.

4.	Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b) number and recorded value for shares issued and outstanding,

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5.	List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.	General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer’s business, current financial results, position and future prospects.
	(b)	Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
	(c)	For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
	(d)	The discussion must be factual, balanced and non-promotional.
	(e)	Where the discussion relates to a mineral project, as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects,” the disclosure must comply with NI 43-101.

2.	Description of Business
Provide a brief description of the issuer’s business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition
Provide a meaningful discussion and analysis of the issuer’s operations for the current year-to-date period presented in the financial statements. Discuss the issuer’s financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management’s discussion and analysis of the issuer’s operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

	(a)	expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
	(b)	acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
	(c)	acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
	(d)	material write-off or write-down of assets;
	(e)	transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
	(f)	material contracts or commitments;
	(g)	material variances between the issuer’s financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
	(h)	material terms of any existing third party investor relations arrangements or contracts including:
		i.	the name of the person;
		ii.	the amount paid during the reporting period; and
		iii.	the services provided during the reporting period;
	(i)	legal proceedings;
	(j)	contingent liabilities;
	(k)	default under debt or other contractual obligations;
	(l)	a breach of corporate, securities or other laws, or of an issuer’s listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
	(m)	regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
	(n)	management changes; or
	(o)	special resolutions passed by shareholders.

4.	Subsequent Events Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.	Financings, Principal Purposes and Milestones
	(a)	In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
	(b)	Explain any material variances and the impact, if any, on the issuer’s ability to achieve previously disclosed objectives and milestones.

6.	Liquidity and Solvency Discuss the issuer’s working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS		DATE OF REPORT
NAME OF ISSUER	FOR QUARTER ENDED	YY	MM	DD
CONTINENTAL MINERALS CORPORATION	September 30, 2003	2003	NOV	19

ISSUER ADDRESS
1020 – 800 WEST PENDER STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365

CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PAUL MANN		CORPORATE CONTROLLER		604-684-6365

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@hdgold.com		www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ RONALD W. THIESSEN	RONALD W. THIESSEN	YY	MM	DD
		2003	NOV	19

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ JEFFREY R. MASON	JEFFREY R. MASON	YY	MM	DD
		2003	NOV	19

SCHEDULE A: FINANCIAL STATEMENTS

See Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs: See Statement of Operations.
2.	Related party transactions: See Schedule A, note 6.
3.	Summary of securities issued and options granted during the period:
	(a)	Summary of securities (common shares) issued during the period: Nil
	(b)	Summary of stock options granted during the period: Nil
4.	Summary of securities as at the end of the period:
	(a)	Authorized capital:	100,000,000 common shares without par value 12,483,916 non-voting, redeemable preferred shares without par value

	(b)	Shares issued:	20,961,101 common shares without par value 12,483,916 non-voting redeemable preferred shares without par value
	(c)	Summary of options, warrants and convertible securities outstanding:
Type	Number of Shares	Exercise Price ($)	Expiry Date
Warrants	3,500,000	$0.10	June 5, 2005
Warrants*	345,710	$0.65	December 27, 2003
Warrants	183,500	$0.85	July 5, 2004

* Subject to an accelerated expiry provision under certain circumstances. See notes to financial statements

	(d)	Number of common shares held in escrow: 6,975,000 Number of common shares subject to pooling: Nil
5.

List of directors and officers:

Rene G. Carrier
David J. Copeland
Scott D. Cousens
Gordon J. Fretwell
Robert G. Hunter, Chairman
Jeffrey R. Mason, Chief Financial Officer and Secretary
Raymond J. Soper, Vice Chairman
Ronald W. Thiessen, President and Chief Executive Officer

SCHEDULE C: MANAGEMENT DISCUSSION

Continental Minerals Corporation (the “Company”) is engaged in the business of acquiring and exploring natural resource properties. The Company sold the Harmony Gold Project to Gibraltar Mines Ltd. (“Gibraltar”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) in fiscal 2001, yet retained the opportunity to benefit in a future development or sale of the project by acquiring redeemable preferred shares in Gibraltar.

Continental is seeking to acquire a new mineral exploration project in 2003 that has significant upside potential. The Company has access to the full resources of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers, metallurgists, and environmental specialists, to assist in its technical review of various opportunities.

Financial review

During the 2001 fiscal year, the Company reorganized its authorized share capital by creating 12,483,916 non-voting redeemable preferred shares. The redeemable preferred shares were issued to common shareholders as of the record date pursuant to an Arrangement Agreement with Taseko. The redeemable shares are non-voting, non-dividend paying, and are redeemable by the Company in certain events; for example future development or sale of the Harmony project, at which time the Gibraltar preferred shares would be redeemed on certain terms for common shares of Taseko (See note 3). The Company will redeem the redeemable preferred shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro rata to holders of the redeemable preferred shares. After such distribution, the holders of redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko common shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset, and a net nil amount is shown on the balance sheet.

In March 2003 the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

At September 30, 2003, the Company had working capital of $341,147, as compared to $390,258 at the end of the previous quarter. The Company had 20,961,101 common shares outstanding and 4,029,210 common share purchase warrants outstanding at quarter end.

The Company estimates that the cost of maintaining its corporate administrative activities at approximately $15,000 per month. Accordingly, management estimates that a minimum of $180,000 will be needed to maintain its corporate status and assets over the ensuing one year period. Subsequent to September 30, 2003, the Company announced that it had reached agreements in principle to privately place 5 million units in its capital at a price of $0.50 for gross proceeds of $2.5 million to a number of accredited investors. The Company will continue to seek new sources of financing to enable it to provide working capital for corporate functions and property evaluation and acquisition activities.

Results of Operations

Expenses decreased to $49,111 in the third quarter from the $77,551 spent in the second fiscal quarter of 2003. Expenses in the current quarter are similar to the $52,569 spent in the third quarter of fiscal 2002.

The main costs during the quarter were for salaries, office and administration, which is an increase from the amount spent in Q3 of fiscal 2002. Shareholder communications and legal, accounting and audit costs decreased in the current quarter compared to the same quarter in fiscal 2002.

There have been no exploration costs or property investigation costs as yet in fiscal 2003 as no material properties have been reviewed for potential acquisition.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company decreased to $27,529, as compared to $48,236 in the previous quarter of fiscal 2003, and $17,934 in the third quarter of 2002. Continental has prepaid HDI $60,671 for future expenses to be incurred on behalf of the Company.